SECUR. 04018243 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30416

SEC MAIL RECEIVED PROCESSING MAR 19 2004 WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Wilton Crescent
(No. and Street)

London, England, United Kingdom SW1X 8RN
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beverly Stassi 973-726-7583
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sacher & Co., P.C.
(Name – *if individual, state last, first, middle name*)

162 Route 202, Somers, NY 10589
(Address) (City) (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beverly Stassi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Street Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beverly Stassi
Signature

Financial & Operations Principal
Title

Kyla Marcelletti
Notary Public

KYLA MARCELLETTI
Notary Public, New Jersey
My Commission Expires November 14, 2007
Commission ID: 2293967

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES STREET SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CHARLES STREET SECURITIES, INC.

CONTENTS

DECEMBER 31, 2003 AND 2002

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Charles Street Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Charles Street Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the fair value of the not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2003 and 2002 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of shares and warrants of publicly-owned businesses having minimal trading activity, and start-up privately-owned businesses. Accordingly, based on these and other reasons, management has estimated that these securities have little to no reportable value at December 31, 2003 and 2002.

Dallas + Co., PC

Somers, New York
March 2, 2004

CHARLES STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 233,565	$ 349,169
Accounts receivable	17,902	9,486
Loans to stockholder	224,656	142,316
Loans to affiliate	17,785	5,330
Prepaid expenses	21,852	
Prepaid income taxes	363	-
Securities owned:		
Marketable, at market value	1,402	340
Not readily marketable, at estimated fair value	-	-
Equipment, net of accumulated depreciation of $20,147 (2003) and $13,985 (2002)	15,311	12,688
Other assets	21,809	9,237
Deferred tax asset, net	-	-
	$ 554,645	$ 528,566
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 189,611	$ 195,091
Income taxes payable	-	13,397
Subordinated loan	50,000	50,000
Stockholders' equity	315,034	270,078
	$ 554,645	$ 528,566

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue:		
Investment banking and advisory fees	$ 1,585,245	$ 1,167,998
Interest	9,582	6,821
	1,594,827	1,174,819
Expenses:		
Bad debts	9,532	1,498
Salaries and related costs	501,855	370,831
Commissions	502,329	300,338
Telephone and utilities	40,481	22,880
Office expenses	241,605	136,285
Travel and entertainment	50,563	31,283
Professional fees	66,728	154,852
Rent	59,438	35,665
Insurance	14,799	11,533
Interest expense	10,817	9,985
Miscellaneous	58,882	17,032
Depreciation	5,514	4,151
	1,562,543	1,096,333
Income before income taxes (benefit)	32,285	78,486
Income taxes (benefit)	(2,959)	13,397
Net income	35,244	65,089
Other comprehensive income, Foreign currency translation	9,713	-
Comprehensive income	$ 44,957	$ 65,089

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common stock *							
	Number of shares authorized	Number of shares issued and outstanding	Par value	Capital in excess of par	Common stock to be issued **	Other comprehensive income	Retained earnings (deficit)	Total
Balance, January 1, 2002	100	100	$ 10.00	$ 459,567	$ -	$ -	$ (417,875)	$ 41,702
Common stock to be issued	-	-	-	-	163,287	-	-	163,287
Net income, year ended December 31, 2002	-	-	-	-	-	-	65,089	65,089
Balance, December 31, 2002	100	100	10.00	459,567	163,287	-	(352,786)	270,078
Par value reduction	-	-	(9.99)	10	-	-	-	-
Increased authorized shares	1900	-	-	-	-	-	-	-
10 for 1 stock split		900	.09	-	-	-	-	-
Issued shares		250	.03	163,287	(163,287)	-	-	-
Foreign currency translation	-	-	-	-	-	9,713	-	9,713
Net income, year ended December 31, 2003	-	-	-	-	-	-	35,243	35,243
Balance, December 31, 2003	2,000	1,250	$ 0.13	$ 622,864	$ -	$ 9,713	$ (317,543)	$ 315,034

*Par value $.0001 per share at December 31, 2003.
*Par value $.10 per share at December 31, 2002.
** *The Company issued shares in settlement of a* $163,287 deferred liability obligation.

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 35,244	$ 65,089
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Loss on securities owned	266	486
Bad debts	9,532	1,498
Depreciation	5,514	4,151
Changes in operating assets and liabilities:		
Accounts receivable	(17,948)	12,802
Prepaid expenses	(20,457)	-
Other assets	(6,027)	(2,069)
Accounts payable and accrued expenses	(15,697)	165,768
Income taxes payable	(13,397)	13,397
Net cash provided by (used in) operating activities	(22,971)	261,122
Cash flows from investing activities:		
Purchase of equipment	(6,965)	(3,709)
Purchase of securities	(1,328)	-
Loans to stockholder, net	(82,340)	(58,089)
Loans to affiliate	(17,785)	1,975
Net cash (used in) investing activities	(108,418)	(59,823)
Cash flows used in financing activities:		
Decrease in bank overdraft, net	-	(5,907)
Effect of exchange rate changes on cash	15,784	-
Increase (decrease) in cash and cash equivalents	(115,605)	195,392
Cash and cash equivalents, beginning of year	349,169	153,777
Cash and cash equivalents, end of year	$ 233,564	$ 349,169

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. **Significant accounting policies:**

Nature of operations:

Charles Street Securities, Inc. is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services, (c) financial advisory work, and (d) retail distribution of securities. The majority of the Company's revenue is generated in the United Kingdom

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, a member of both the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is also subject to regulation by the Financial Services Authority in the United Kingdom.

Revenue recognition:

Investment banking and advisory fees are recognized when services are completed and collection is certain.

Receivables:

The Company provides services to clients using credit terms customary in its industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on specific customer situations, historic loss experience and current economic conditions. Losses are written-off to the reserve when management determines further collection efforts will not produce recoveries.

Securities owned:

Securities owned are valued at market value based on quoted market prices, if available, or on management's estimate after giving due consideration to market liquidity and volatility.

Foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

The effects of translating the financial statements of the Company's retail division from its functional currency to United States dollars are presented as comprehensive income.

1. **Significant accounting policies (continued):**

Depreciation:

Depreciation is provided on the straight-line and accelerated methods over the estimated useful service lives of the equipment.

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Retail distribution business:**

During year 2001 the Company acquired its retail distribution business financed largely with the cash acquired ($163,288). The consideration paid was a nominal amount ($1) plus a contingent additional amount; there were no other assets nor liabilities acquired.

Pursuant to the acquisition agreements, the selling shareholders were provided with the rights (giving rise to contingent consideration) to form a new company (which would be subject to appropriate regulatory authorization) to acquire the retail business of CSS for a nominal amount. During year 2003, the acquisition agreements were amended. Among other provisions, the amendment provides for the issuance of 250 shares of the Company's $.0001 par value common stock in exchange for the cancellation of the selling shareholders rights to acquire the retail business for a nominal amount. This provision resolved the contingent liability that was carried as a deferred liability on December 31, 2001 balance sheet and gave rise to stockholders' equity.

Pursuant to the amendment, the selling shareholders earn compensation in addition to their employment contracts based on 74% of the annual pre-tax profits of the retail business, as defined and as adjusted for reserves. There was additional compensation of approximately $22,000 earned under this provision for year 2002 and no such additional compensation earned for year 2003. The amendment further provides for the selling shareholders to fund subordinated loans to the Company equivalent to 74% of the amount of any net capital deficiency.

3. **Securities owned:**

Securities owned are either minimally traded or issued by start-up private companies.

4. **Subordinated loan:**

The Company borrowed $50,000 from its majority stockholder under a subordination agreement. The loan, which matures on September 30, 2005, is subordinated to all un-subordinated liabilities, and requires interest at 15% per annum. The amount of the subordinated loan is considered available capital under the SEC's uniform net capital rule.

Interest on this loan amounted to $7,500 for each of the years ended December 31, 2003 and 2002.

The Company had no changes in liabilities subordinated to general creditors for the year ended December 31, 2003.

5. **Net capital requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires (a) the maintenance of minimum net capital, (b) that the ratio of aggregate indebtedness to net capital, shall not exceed 15:1, and (c) that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1.

6. **Related party transactions:**

During years 2003 and 2002, an officer and an affiliate charged the Company an aggregate of $94,269 and $70,332, respectively, for professional services rendered.

During the year ended December 31, 2003, the Company incurred a bad debt of $5,330 resulting from a loan to an affiliate.

7. **Income taxes:**

The types of temporary differences and carryforwards that give rise to significant portions of net deferred tax and assets and liabilities include investment income or losses and carryforwards pertaining capital losses and to charitable donations. At December 31, 2003, the Company has unused contribution deductions of $17,057 and a capital loss carryforward of $67,728 available to reduce future capital gains expiring through year 2008. The net deferred tax asset of $61,917 and $63,381 at December 31, 2003 and 2002, respectively, resulting from the differences and the carryforwards has been reduced by a valuation allowance of the same amount to reflect management's estimate that there is at least a 50% chance that no deferred tax assets will be realized.

7. **Income taxes (continued):**

Significant reconciling items between the income tax provisions and the income taxes computed by applying the statutory federal income tax rate to income before income taxes are primarily attributable to state income taxes, nondeductible expenses, allowances for doubtful collections, unrealized gain or loss on securities, and the benefits of carryforwards pertaining to contribution deductions and net operating losses.

The significant components of the income tax provisions are presented below:

	2002	2002
Current income taxes	$ 1,258	$ 13,397
Deferred income taxes	1,464	-
	$ 2,722	$ 13,397

8. **Lease commitment:**

The Company maintains office space located in the United Kingdom under an operating lease. The lease calls for annual rent payable in British Sterling of 36,788 pounds (U.S. $65,427 at December 31, 2003) and additional rent pertaining to taxes, insurance and other costs. The lease, which commenced during year 2003, carries a 10-year term with provision for early termination on the third or fifth anniversary dates.

9. **Statement of cash flows:**

Supplemental disclosures to the statement of cash flows are presented below.

	2003	2002
Interest paid	$ 3,317	$ 2,483
Income taxes paid	10,801	-
Non-cash investing and financing activities:		
Par value reduction	(10)	-
Capital in excess of par	10	
10 for 1 stock split	-	-
Share issuance in settlement of a deferred liability	163,287	-

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities, Inc.
New York, New York

We have audited the accompanying financial statements of Charles Street Securities, Inc. and subsidiary as of and for the year ended December 31, 2003, and have issued our report thereon dated March 2, 2004. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information (except the portion marked unaudited on which we express no opinion) has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 3 to the financial statements, the fair value of not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2003 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of publicly-owned businesses having minimal trading activity, and start-up privately-owned businesses. Accordingly, management has estimated that these securities have no reportable value at December 31, 2003.

Sacher + Co., PC

Somers, New York
March 2, 2004

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net capital:

Total consolidated stockholder's equity		$ 315,034
Subordinated loan		50,000
		365,034
Deductions/non-allowable assets		
Accounts receivable	$ 17,902	
Loans to stockholder	224,656	
Loans to affiliate	17,785	
Prepaid expenses	22,215	
Securities owned	1,402	
Equipment, net	15,311	
Other assets	21,809	321,080
		43,954
Less haircuts on foreign currency		17,043
		$ 26,911

Aggregate indebtedness:

Accounts payable and accrued expenses	$ 189,611

Computation of basic net capital requirements

Minimum net capital required (6-2/3% of $189,611)	$ 12,641
Minimum dollar net capital requirement	5,000
Net capital requirement	5,000
Excess net capital	21,911
Excess net capital at 1000%	7,950
Ratio of aggregate indebtedness to net capital	7.05:1

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net capital, as reported, in the Company's Part IIA of the FOCUS report (unaudited)	$ 28,462
Audit adjustments relating to:	
Understatement of deductions/nonallowable assets	(1,551)
Net capital, as adjusted	$ 26,911

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Charles Street Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sackler + Co., PC

Somers, New York
March 2, 2004